Exhibit 21.1

The following table describes Yerbaé Brands Corp subsidiaries, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities beneficially owned, controlled, or directed by Yerbaé:

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Yerbaé Brands Co.	100%	Delaware
Yerbaé LLC	100%	Delaware